Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Appointment of Mrs. Usha Sangwan as an Additional Director and Independent Director of the Company

Mumbai, March 20, 2023: We hereby inform you that the Board of Directors at its meeting held today, i.e., on March 20, 2023, based on the recommendation of the Nomination and Remuneration Committee, has decided to appoint Mrs. Usha Sangwan (DIN: 02609263) as an Additional Director and Independent Director of Tata Motors Limited (‘the Company’) for a tenure of 5 years, from May 15, 2023 to May 14, 2028 (both days inclusive), subject to approval of the shareholders of the Company.

Reproduced herein below are the brief details of the aforesaid appointment as prescribed in Annexure A, the contents of which is self-explanatory.

Annexure A

Details under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read along with SEBI Circular CIR/CFD/CMD/4/2015 dated September 9, 2015

Sr. No.	Particulars	Details of Mrs. Usha Sangwan
1.	Reason for change viz. appointment, resignation, removal, death or otherwise;	Appointment
2.	Date of appointment / cessation (as applicable) & term of appointment;	Appointed as an Additional Director and Independent Director with effect from May 15, 2023 for a tenure of 5 years, subject to approval of the shareholders of the Company.
3.	Brief profile (in case of appointment);	Reproduced hereunder as Annexure B
4.	Disclosure of relationships between directors (in case of appointment of a Director);	Nil
5.	Information as required pursuant to BSE circular ref no. LIST/ COMP/ 14/ 2018-19 and the National Stock Exchang of India Limited with ref no. NSE/CML/2018/24, dated June 20, 2018	Not debarred from holding the office of director pursuant to any SEBI order or any such authority.

Annexure B

Mrs. Usha Sangwan

Mrs. Usha Sangwan was the first ever woman Managing Director of LIC of India, largest life insurer in the world in terms of number of customers. Mrs. Sangwan is post graduate in Economics, PG Diploma holder in Human Resource Management and Licentiate from Insurance Institute of India. Mrs. Sangwan had joined LIC of India in 1981 as a Direct Recruit Officer and handled various important positions during her 37 years of stint in LIC, finally reaching the top position of Managing Director (2013-2018).

She was also a Board member of various national and international companies. Prominent among them being Axis Bank, Bombay Stock Exchange, LIC Housing finance , LIC Cards, Grasim Industries, Ambuja Cements, Ultratech Cement, GIC-RE, Voltas, LIC International Bahrain, Singapore, Nepal and Sri Lanka.

Presently she is independent director on the Board of Torrent Power, Trident Ltd, SBI Life, Axis Pension Fund and Tata Technologies Ltd. She is also a member of Financial Services Institutions Bureau of Government of India constituted for selection of Chairmen and MDs of Public Sector Financial Institutions.

She has been featured in Forbes magazine amongst top 50 business women of Asia. She has also been awarded Most powerful business woman Award by Business Today and Business World for three years consecutively. She was featured in Femina and on the cover page of Bureaucracy. She was honoured by 92.7 Big FM, Colour TV, Dun & Bradstreet and Loksatta among others. She has won many more accolades and awards.

She is a member of BCCI Diversity & Inclusion Committee and a chartered member of Equalify (ex-Association of International Wealth Managers of India). She was also a jury member to select Women Transforming India by Niti Ayog, Jury member to select top 100 Women in Finance by AIWMI and Jury to select best CFOs 2021 in various categories by Business World.

We request the Exchanges to take the aforesaid disclosure on their records.

-Ends-

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 37 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries. As of March 31, 2022, Tata Motors’ operations include 86 consolidated subsidiaries, two joint operations, four joint ventures and 10 equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence..

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.